UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 9)*
Under the Securities Exchange Act of 1934

Griffon Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

398433102

(CUSIP Number)

David S. Thomas, Esq.
Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
649,296

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
649,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
649,296

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON
HC-CO

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF; WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
649,296

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
649,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
649,296

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON
BD-IA

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GS Direct, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
OO

This Amendment No. 9 (“Amendment No. 9”) supplements and amends certain information in the Schedule 13D filed on October 9, 2008, as amended by Amendment No. 1 filed on November 18, 2013, Amendment No. 2 filed on December 13, 2013, Amendment No. 3 filed on November 14, 2014, Amendment No. 4 filed on July 19, 2016, Amendment No. 5 filed on November 21, 2016, Amendment No. 6 filed on August 10, 2017, Amendment No. 7 filed on May 18, 2018 and Amendment No. 8 filed on June 15, 2018 (the “Amended 13D” and, together with this Amendment No. 9, the “Schedule 13D”), on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman Sachs & Co. LLC (“Goldman Sachs”) and GS Direct, L.L.C. (“GS Direct” and together with GS Group and Goldman Sachs, the “Reporting Persons”).1

Except as set forth below, all Items of this Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2. Identity and Background.

Item 2 of the Amended 13D is hereby amended by replacing in its entirety Schedule II-B, incorporated therein by reference, with Schedule II-B, hereto, which Schedule II-B is incorporated herein by reference.

ITEM 4. Purpose of Transaction.

Item 4 of the Amended 13D is hereby amended and supplemented by adding the following information:

On June 14, 2018, the Issuer and GS Direct entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as underwriters (the “Underwriters”), pursuant to which, among other things, GS Direct agreed to sell, and the Underwriters agreed to purchase, 4,855,109 shares of Common Stock at a price of $18.00 per share of Common Stock (the “Offering”), and pursuant to which GS Direct also provided the underwriters a 30-day option to purchase up to 728,266 additional shares of Common Stock from GS Direct (the “Over-Allotment Option”). On June 15, 2018, the underwriters exercised the Over-Allotment Option in full.  The closing of the Offering and the Over-Allotment Option occurred on June 19, 2018.

Following the closing of the Offering and the Over-Allotment Option, GS Direct no longer holds any shares of the Issuer.  As a result of GS Direct ceasing to own 10% or more of the voting power of the Issuer, among other things, GS Direct will no longer have the right to designate any members of the Issuer’s board pursuant to the Investment Agreement. Bradley J. Gross, GS Direct’s designee to the Issuer’s board, resigned from the Issuer’s board effective as of the closing of the Offering and the Over-Allotment Option on June 19, 2018.

Other than as described herein and subject to the Underwriting Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedules I, II-A, II-B, II-C and II-D hereto, currently has any plans or proposals that relate to, or would result in, any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated by the Act, although subject to the applicable provisions of the Underwriting Agreement, the Reporting Persons or any of the persons listed on Schedules I, II-A, II-B, II-C and II-D hereto, may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interests in Securities of the Issuer.

Item 5 of the Amended 13D is hereby amended and restated in its entirety as follows:

(a) All calculations of percentage ownership of the Common Stock set forth in this Schedule 13D are based upon a total of 45,624,500 shares of Common Stock outstanding as of June 14, 2018 as disclosed in the Issuer’s prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) on June 15, 2018 (the “Prospectus”).

As of the close of business on June 19, 2018, GS Group may be deemed to have beneficially owned indirectly 649,296 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 1.4% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of June 14, 2018 as disclosed in the Prospectus).

As of the close of business on June 19, 2018, Goldman Sachs may be deemed to have beneficially owned 649,296 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 1.4% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of June 14, 2018 as disclosed in the Prospectus).

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in this Schedule 13D.

(c) Except as described above, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from June 15, 2018 to June 19, 2018.

(d) Except for clients of Goldman Sachs or another investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the total number of outstanding shares of Common Stock upon the closing of the Offering and the Over-Allotment Option on June 19, 2018. Accordingly, this Amendment No. 9 is the final amendment to the Schedule 13D relating to the Common Stock of the Issuer.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Amendment No. 9 is incorporated by reference in its entirety in this Item 6.
________________________
[1]
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: June 21, 2018
THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GS DIRECT, L.L.C.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of GS Direct, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, James R. Garman, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Tim Campbell, Mike Ebeling, Matthias Hieber, Heather L. Mulahasani, Emilie Railhac, Richard Spencer, Michele Titi-Cappelli, Amitayush, Bahri, Penny McSpadden, Alexandre Mignotte, Clifton Marriott  and Maximilliano Ramirez-Espain is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui, Jay Hyun Lee and Joanne Xuand is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, David Campbell, Daniel Dees, George Lee, Nick Giovanni,and Christopher Buddin is 555 California Street, San Francisco, CA 94104. The business address of Thomas Ferguson, James Huckaby, Kyle Kendall, Christopher Monroe, Julianne Ramming, Michael Watts, Barry Olson is  2001 Ross Avenue, Suite 2800, Dallas, TX 75201.  The business address of Suhail Sikhtian  is 1000 Louisiana Street, Suite 550, Houston, TX 77002.  The business address of Amit Raje and  Lavanya Ashok  is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of each of Tianqing Li and Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People's Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699. The business address of each of Ankur Sahu and Yuji Matsumoto is Roppongi Hills Mori Tower, 47th floor, 10-1 Roppongi 6-chome, Minato-ku, Tokyo 106-6147 Japan. The business address of Cristiano Camargo is Rua Leopoldo Couto Magalhaes Junior 700, 16 andar, Itaimi Bibi, 04542-000 Sao Paulo-SP, Brazil.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Alexandre Mignotte  and Emilie Railhac are citizens of France; Adrian M. Jones is a citizen of Ireland; Martin Hintze, Mike Ebeling and Oliver Thym are citizens of Germany; Julian C. Allen, Anthony Arnold, Amitayush Bahri, Tim Campbell, James R. Garman, Stephanie Hui and Heather L. Mulahasani are citizens of the United Kingdom; Philippe Camu  is a citizen of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Ankur Sahu, Lavanya Ashok, Harsh Nanda and Amit Raje are citizens of India; David Campbell is a citizen of Australia; Maximilliano Ramirez-Espain and Ana Estrada Lopez are citizens of Spain; Nicole Agnew is a citizen of Canada; Matthias Hieber is a citizen of Austria; Michael Bruun is a citizen of Denmark; Cristiano Camargo is a citizen of Brazil; Xiang Fan and Joanne Xu  are citizens of the People's Republic of China; Michael Hui, Tianquing Li and Bin Zhu are citizens of the People's Republic of China (Hong Kong permanent residents); and Jay Hyun Lee is a citizen of the Republic of Korea.

Name	Position	Present Principal Occupation

Richard A. Friedman	Director and President	Managing Director of Goldman Sachs & Co. LLC
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman Sachs & Co. LLC
James R. Garman	Vice President	Managing Director of Goldman Sachs International
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alan S. Kava	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Sumit Rajpal	Vice President	Managing Director of Goldman Sachs & Co. LLC
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Ankur Sahu	Vice President	Managing Director of Goldman Sachs Japan, Co., Ltd.
Oliver Thym	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Julian C. Allen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Anthony	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Lavanya Ashok	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Amitayush Bahri	Vice President	Managing Director of Goldman Sachs International
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
Cristiano Camargo	Vice President	Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A.
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Ana Estrada Lopez	Vice President	Managing Director of Goldman Sachs International
Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC
Thomas Ferguson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
James Huckaby	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kyle Kendall	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Yuji Matsumoto	Vice President	Managing Director of Goldman Sachs Japan, Co., Ltd.
Alexandre Mignotte	Vice President	Managing Director of Goldman Sachs International
Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC
Heather L. Mulahasani	Vice President	Managing Director of Goldman Sachs International
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Barry Olson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Edward Pallesen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Richard Spencer	Vice President	Managing Director of Goldman Sachs International
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Peter A. Weidman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joanne Xu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Susan Hodgkinson	Vice President & Secretary	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Julianne Ramming	Vice President	Vice President of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Wei Yan	Vice President	Vice President of Goldman Sachs & Co. LLC
David Thomas	Vice President. Assistant Secretary & General Counsel	Managing Director of Goldman Sachs & Co. LLC
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Getty Chin	Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Kirsten Frivold	Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Daniel Dees	Vice President	Managing Director of Goldman Sachs & Co. LLC
George Lee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregg R. Lemkau	Vice President	Managing Director of Goldman Sachs & Co. LLC
Brian W. Bolster	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Buddin	Vice President	Managing Director of Goldman Sachs & Co. LLC
Steven M. Bunson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Donald Earl	Vice President	Vice President of Goldman Sachs & Co. LLC
Kathleen Elsesser	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeffrey Gido	Vice President	Managing Director of Goldman Sachs & Co LLC
Nick Giovanni	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ryan Limaye	Vice President	Managing Director of Goldman Sachs & Co. LLC
Clifton Marriott	Vice President	Managing Director of Goldman Sachs & Co. LLC
Stephen Pierce	Vice President	Managing Director of Goldman Sachs & Co. LLC
Suhail Sikhtian	Vice President	Managing Director of Goldman Sachs & Co. LLC